Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CYCLACEL PHARMACEUTICALS, INC.

Pursuant to Section 242 of

the General Corporation Law of the

State of Delaware

Cyclacel Pharmaceuticals, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: The Board of Directors of the Corporation duly adopted resolutions approving the following amendment to the Corporation’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), declaring said amendment to be advisable and providing for the consideration of such amendment at a special meeting of stockholders of the Corporation.

SECOND: On May 12, 2025, the majority of stockholders of the Corporation adopted written resolutions in accordance with Section 228 of the General Corporation Law of the State of Delaware, of which the necessary number of shares required by statute were voted in favor of the amendment.

THIRD: Said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: Section (C) of Article FOURTH of the Certificate of Incorporation is hereby amended in its entirety to state the following:

“Effective as of  5:00 p.m., New York City time, on July 7, 2025 (the “Effective Time”), each fifteen (15) shares of Common Stock issued and outstanding or held as treasury shares immediately prior to the Effective Time (the “Old Common Stock”) shall automatically and without any action on the part of the holder thereof be reclassified, combined and converted into one (1) share of Common Stock (the “New Common Stock”) (such reclassification, combination and conversion, the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Instead, holders who would be entitled to receive fractional shares of Common Stock because they hold a number of shares not evenly divisible by the Reverse Stock Split ratio shall have their fractional share (a) round up to the nearest whole number the New Common Stock issuable to any holder who would otherwise be entitled to receive one-half or more of a fractional New Common Stock, and (b) round down to the nearest whole number the securities issuable to any holder who would otherwise be entitled to receive less than one-half of a fractional New Common Stock. For those stockholders who hold shares with a brokerage firm, the Company will round up or down fractional shares at the participant level. No cash will be paid in lieu of fractional shares. Whether or not the Reverse Stock Split would result in fractional shares for a holder of record of Old Common Stock as of the Effective Time shall be determined on the basis of the total number of shares of Old Common Stock held by such holder of record as of the Effective Time. Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, combined and converted in the Reverse Stock Split. The New Common Stock issued in the Reverse Stock Split shall have the rights, preferences and privileges as the Common Stock.”

FIFTH: The foregoing amendment to the Certificate of Incorporation shall be effective as of 12:01 am Eastern Daylight Time on July 7, 2025.

IN WITNESS WHEREOF, Cyclacel Pharmaceuticals, Inc. has caused this Certificate of Amendment to the Certificate of Incorporation to be signed by the undersigned, thereunto duly appointed, this July 2, 2025.

By:	/s/ Datuk Dr. Doris Wong Sing Ee
Datuk Dr. Doris Wong Sing Ee
Chief Executive Officer